UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 15, 2025

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

August 15, 2025	By:	/s/ NİLHAN GÖKÇETEKİN
	Name:	Nilhan Gökçetekin
	Title:	Chief Executive Officer

By:	/s/ M. SEÇKİN KÖSEOĞLU
Name:	M. Seçkin Köseoğlu
Title:	Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release of D-MARKET Electronic Services & Trading dated August 15, 2025

99.2	Proxy Card

99.3	Explanatory notes on the agenda and information about the annual general assembly of the shareholders of D-MARKET to be held on September 15, 2025

99.4	Board of Director’s Annual Report for 2024

99.5	Independent Auditor’s Report for 2024